Exhibit 99.1

MANAGEMENT’S DISCUSSION & ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) of financial results should be read in conjunction with the unaudited Financial Statements for the three months ended March 31, 2013 of Pengrowth Energy Corporation. This MD&A is based on information available to May 1, 2013.

Pengrowth’s first quarter results for 2013 are contained within this MD&A.

BUSINESS OF THE CORPORATION

Pengrowth Energy Corporation (“Pengrowth” or the “Corporation”) is a Canadian resource company that is engaged in the production, development, exploration and acquisition of oil and natural gas assets.

FREQUENTLY RECURRING TERMS

Pengrowth uses the following frequently recurring industry terms in this MD&A: “bbls” refers to barrels, “bbl/d” refers to barrels per day, “Mbbls” refers to thousands of barrels, “boe” refers to barrels of oil equivalent, “boe/d” refers to barrels of oil equivalent per day, “Mboe” refers to thousand boe, “MMboe” refers to million boe, “Mcf” refers to thousand cubic feet, “Mcf/d” refers to thousand cubic feet per day, “MMcf” refers to million cubic feet, “Bcf” refers to billion cubic feet, “MMBtu” refers to million British thermal units, “MMBtu/d” refers to million British thermal units per day, “MW” refers to megawatt and “MWh” refers to megawatt hour. Disclosure provided herein in respect of a boe may be misleading, particularly if used in isolation. A boe conversion ratio of six Mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to: reserves, production, the proportion of production of each product type, production additions from Pengrowth’s development program, royalty expenses, operating expenses, deferred income taxes, goodwill, asset retirement obligations, taxability of dividends, remediation, reclamation and abandonment expenses, capital expenditures, development activities, general and administrative expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.

Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions, anticipated financial performance, business prospects, strategies, regulatory developments, including in respect of taxation, royalty rates and environmental protection, future capital expenditures and the timing thereof, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates and interest rates, the proceeds of anticipated divestitures, the amount of future cash dividends paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain labour and equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers including transportation availability, the impact of increasing competition, our ability to obtain financing on acceptable terms, our ability to add production and reserves through our development, exploitation and exploration activities, our ability to complete divestments to generate cash to repay debt and fund capital projects. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves, ability to produce those reserves; production may be impacted by unforeseen events such as equipment and transportation failures and weather related issues; environmental claims and liabilities;

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	3

incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; counterparty risk; compliance with environmental laws and regulations; changes in tax and royalty laws; Pengrowth’s ability to access external sources of debt and equity capital; the implementation of International Financial Reporting Standards (“IFRS”); and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (“AIF”), and in Pengrowth’s most recent audited Consolidated Financial Statements, management information circular, quarterly reports, material change reports and news releases. Copies of Pengrowth’s Canadian public filings are available on SEDAR at www.sedar.com. Pengrowth’s U.S. public filings, including the most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.

Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this MD&A are made as of the date of this MD&A and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.

The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

CRITICAL ACCOUNTING ESTIMATES

The unaudited Financial Statements are prepared in accordance with IFRS. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited Financial Statements and revenues and expenses for the period ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position. There were no changes to Pengrowth’s critical accounting estimates in the three months ended March 31, 2013. For more information refer to the December 31, 2012 annual report.

COMPARATIVE FIGURES

As of January 1, 2013 certain technical support costs, previously included in operating expenses, are included in General and Administrative (“G&A”) expenses. Comparative figures for G&A and operating expenses including the netback calculations have been adjusted accordingly with no impact on net income (loss). Management believes that these presentation changes better reflect Pengrowth’s operating results.

ADDITIONAL GAAP MEASURE

Funds Flow from Operations

Pengrowth uses Funds Flow from Operations, a Generally Accepted Accounting Principles (“GAAP”) measure that is not defined under IFRS. Management believes that in addition to cash provided by operations, Funds Flow from Operations, as reported in the Statements of Cash Flow is a useful supplemental measure as it provides an indication of the funds generated by Pengrowth’s principal business activities prior to consideration of changes in working capital and remediation expenditures. Pengrowth considers this to be a key measure of performance as it demonstrates its ability to generate cash flow necessary to fund dividends and capital investments.

NON-GAAP FINANCIAL MEASURES

This MD&A refers to certain financial measures that are not determined in accordance with IFRS. These measures do not have standardized meanings and may not be comparable to similar measures presented by other oil and gas companies. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP. See the section of this MD&A entitled Operating Netbacks for a discussion of the calculation.

The current level of capital expenditures funded through retained cash flow, as compared to debt or equity, can be determined when it is compared to the difference in Funds Flow from Operations and dividends paid as shown on the Statements of Cash Flow.

Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (“Adjusted EBITDA”) and Total Debt to Total Capitalization. Total Debt is the sum of working capital and long term debt including convertible debentures as shown on the Balance Sheets, and Total Capitalization is the sum of Total Debt and Shareholders’ Equity.

4	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

Payout Ratio is a term used to evaluate financial flexibility and the capacity to fund dividends. Payout Ratio is defined on a percentage basis as dividends declared divided by Funds Flow from Operations. Management believes that, in addition to net income (loss), Adjusted Net Income (Loss) is a useful supplemental measure as it reflects the underlying performance of Pengrowth’s business activities by excluding the after tax effect of non-cash commodity mark to market gains and losses, non-cash mark to market gains and losses on investments and unrealized foreign exchange gains and losses that may significantly impact net income (loss) from period to period. Management believes that segregating G&A expenses into cash and non-cash expenses is useful to the reader, as non-cash expenses only affect net income (loss) but not Funds Flow from Operations.

OPERATIONAL MEASURES

The reserves and production in this MD&A refer to company-interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of Crown and other royalties plus any Pengrowth-owned royalty interest in production or reserves at the wellhead, in accordance with Canadian industry practice. Company-interest is more fully described in the AIF.

When converting natural gas to equivalent barrels of oil within this MD&A, Pengrowth uses the industry standard of six Mcf to one boe. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six Mcf of natural gas to one boe is based on an energy equivalency conversion and does not represent a value equivalency at the wellhead.

CURRENCY

All amounts are stated in Canadian dollars unless otherwise specified.

2013 GUIDANCE AND FIRST QUARTER OF 2013 FINANCIAL HIGHLIGHTS

The following table provides a summary of the 2013 annual Guidance and a review of the actual results for the first three months of 2013. Commencing January 1, 2013, financial and operating results from the Lindbergh thermal pilot project are reflected in Pengrowth’s operating results. Prior to 2013, Lindbergh results were capitalized. The financial and operating results from Weyburn were included in the operating results up until closing of the disposition in early March 2013.

	Q1 2013	2013
	Actual	Guidance
Production (boe/d)	89,702	85,000 - 87,000
Royalty expense (% of sales)	17.1	17.0	(1)
Operating expense ($/boe)	14.60	14.00 - 14.50
G&A expense (cash & non-cash) ($/boe)	3.40	3.30
Capital expenditures ($ millions)	166.0	770

(1)	Royalty expense as a % of sales includes the impact of commodity risk management contracts.

First quarter production met internal expectations and was in line with full year guidance. It is expected that second quarter production will be lower than the first quarter by 3,000 – 4,000 boe/d due to the Weyburn disposition as well as operated and non-operated turnarounds at Lindbergh, Quirk Creek, Sable Island, Dunvegan and Lochend that were anticipated in the full year Guidance, but will affect the second quarter specifically.

Royalty expense was on target with Guidance.

Operating expense was $0.10/boe above Guidance primarily due to higher spending on non-operated properties and higher power costs in the current quarter. The 2013 full year operating costs are anticipated to be within the current Guidance.

First quarter G&A expense was higher than 2013 Guidance due to timing of certain consulting and professional expenditures in the quarter and is anticipated to be within 2013 Guidance for the full year.

Capital expenditures amounted to $166.0 million in the first quarter, as expected and are forecast to be within the 2013 Guidance for the full year.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	5

FINANCIAL HIGHLIGHTS

	Three months ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Production (boe/d)	89,702	94,039	75,618
Capital expenditures ($ millions)	166.0	93.9	153.7
Funds flow from operations ($ millions)	147.5	189.7	113.6
Operating netback ($/boe) (1) (2)	24.77	27.88	22.47
Adjusted net income (loss) ($ millions) (3)	(1.1)	24.1	(5.4)
Net income (loss) ($ millions)	(65.1)	(1.1)	0.7

(1)	Includes the impact of realized commodity risk management contracts.

(2)	Prior periods restated to conform to presentation in the current period.

(3)	See definition under section “Non-GAAP Financial Measures”.

Funds Flow from Operations

($ millions)	Q4/12 vs. Q1/13		% Change	Q1/12 vs. Q1/13		% Change
Funds flow from operations for comparative period	Q4/12	189.7		Q1/12	113.6
Change due to:
Volume		(22.5)	(12)		73.0	64
Price		1.9	1		(21.2)	(19)
Realized gains (losses) on risk management contracts		(20.2)	(11)		10.1	9
Other income including sulphur		0.2	–		0.5	–
Royalty expense		2.5	2		10.9	10
Expenses:
Operating		(3.5)	(2)		(27.8)	(24)
Cash G&A		1.1	1		(2.1)	(2)
Interest & financing		0.3	–		(8.3)	(7)
Other expenses including transportation and NAL acquisition costs		(2.0)	(1)		(1.2)	(1)
		(42.2)	(22)		33.9	30
Funds flow from operations	Q1/13	147.5		Q1/13	147.5

The 22 percent decrease in Funds Flow from Operations in the first quarter of 2013 compared to the fourth quarter of 2012, was primarily due to lower production volumes in the current quarter as well as realized losses on oil risk management contracts which, in response to the increase in WTI benchmark, replaced gains from the fourth quarter of 2012. The increase in discounts of the Canadian light oil versus WTI benchmark, compared to the prior quarter, had an unfavourable financial impact on oil sales of approximately $10 million.

The 30 percent increase in Funds Flow from Operations in the first quarter of 2013 compared to the same period last year was largely due to higher production volumes as a result of the NAL acquisition and lower royalty expenses, partly offset by significantly lower average realized prices for light oil, heavy oil and NGLs as well as higher operating costs. Lower discounts of the Canadian light oil versus WTI benchmark reduced the impact of lower Canadian prices on oil sales by approximately $9 million compared to the same period last year.

Net Income (Loss)

Pengrowth recorded a net loss of $65.1 million in the first quarter of 2013 compared to a net loss of $1.1 million in the fourth quarter of 2012. The $64.0 million increase in net loss was primarily driven by a larger unrealized loss on commodity risk management contracts and a decrease in Funds Flow from Operations, partly offset by the current quarter gains on dispositions and absence of the unrealized loss on an investment incurred in the prior quarter.

6	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

The first quarter net loss of $65.1 million was down substantially from net income of $0.7 million in the same period last year primarily due to a larger unrealized loss on commodity risk management contracts and an increase in Depletion, Depreciation and Amortization (“DD&A”), partly muted by an increase in Funds Flow from Operations and higher gains on dispositions.

Adjusted Net Income (Loss)

The following table provides a reconciliation of net income (loss) to Adjusted Net Income (Loss):

	Three months ended
($ millions)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Net income (loss)	(65.1)	(1.1)	0.7
Less non-cash items included in net income (loss):
Unrealized loss on commodity risk management	(61.8)	(0.6)	(14.1)
Unrealized foreign exchange gain (loss)	(20.4)	(13.3)	19.1
Non-cash mark to market loss on investments	–	(15.0)	–
Tax effect on non-cash items above	18.2	3.7	1.1
	(64.0)	(25.2)	6.1
Adjusted net income (loss)	(1.1)	24.1	(5.4)

The following table represents a continuity of Adjusted Net Income (Loss):

($ millions)	Q4/12 vs. Q1/13		Q1/12 vs. Q1/13
Adjusted net income (loss) for comparative period	Q4/12	24.1	Q1/12	(5.4)
Funds flow from operations increase (decrease)		(42.2)		33.9
DD&A and accretion expense (increase) decrease		11.0		(42.4)
Gain on disposition increase		14.9		13.2
Other		0.7		1.0
		(15.6)		5.7
Estimated tax reduction (increase) on above		3.9		(1.4)
Tax adjustments		(13.5)		–
Adjusted net income (loss)	Q1/13	(1.1)	Q1/13	(1.1)

Pengrowth recorded an Adjusted Net Loss of $1.1 million in the first quarter of 2013 compared to Adjusted Net Income of $24.1 million in the prior quarter. This change was driven by a decrease in Funds Flow from Operations, no repeat of a favourable deferred tax adjustment from the prior quarter partly offset by higher gains on dispositions and lower DD&A.

In comparison to the same period last year, Pengrowth recorded a $4.3 million decrease in the Adjusted Net Loss in the first quarter of 2013 primarily due to an increase in Funds Flow from Operations and gains on dispositions partly offset by the increase in DD&A.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	7

Price Sensitivity

The following table illustrates the sensitivity of Funds Flow from Operations to changes in commodity prices:

				Estimated Impact on 12 Month Funds Flow
COMMODITY PRICE ENVIRONMENT (1)		Assumption	Change	($ millions)	$ Per Share
West Texas Intermediate Oil (2) (4)	U.S.$/bbl	$91.00	$1.00
Light oil (3)				8.7	0.017
Light oil risk management (5)				(6.9)	(0.013)
Heavy oil (3)				2.3	0.004
NGLs				2.7	0.005
Net impact of $1/bbl change in WTI				6.8	0.013
AECO Natural Gas (2) (4)	Cdn$/Mcf	$3.80	$0.10
Natural gas				7.0	0.013
Natural gas risk management (5)				(3.8)	(0.007)
Net impact of $0.10/Mcf change in AECO				3.2	0.006

(1)	Calculations are performed independently and are not indicative of actual results when multiple variables change at the same time.

(2)	Commodity price is based on an estimation of the 12 month forward price curve at April 12, 2013 and does not include the impact of risk management contracts.

(3)	Includes an average Cdn$ WTI to Edmonton light oil differential of ~Cdn$7.00/bbl and a heavy oil differential of ~Cdn$30.00/bbl.

(4)	The calculated impact on revenue/cash flow is only applicable within a limited range of the change indicated and is based on production guidance levels contained herein.

(5)	Includes risk management contracts as at April 12, 2013.

RESULTS OF OPERATIONS

(All volumes, wells and spending amounts stated below reflect Pengrowth’s net working interest unless otherwise stated.)

CAPITAL EXPENDITURES

In the first quarter of 2013, Pengrowth spent $166.0 million on capital expenditures excluding property acquisitions and dispositions. Approximately 87 percent of capital expenditures were invested in drilling, completions and facilities, with the remaining 13 percent spent on land, seismic, maintenance and other capital.

	Three months ended
($ millions)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Drilling, completions and facilities	143.9	71.0	122.7
Land & seismic acquisitions (1)	1.6	1.5	12.8
Maintenance capital	21.1	18.8	18.1
Development capital	166.6	91.3	153.6
Other capital (2)	(0.6)	2.6	0.1
Capital expenditures	166.0	93.9	153.7
Property acquisitions	0.5	65.3	27.1
Proceeds on property dispositions	(316.2)	(9.1)	(2.0)
Capital expenditures including net cash acquisitions (dispositions)	(149.7)	150.1	178.8

(1)	Seismic acquisitions are net of seismic sales revenue.

(2)	Other capital includes equipment inventory and material transfers.

8	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

DRILLING ACTIVITY

Pengrowth participated in the drilling of 101 (65.5 net) wells in the first quarter of 2013.

	Three months ended
	Mar 31, 2013		Dec 31, 2012
	Gross	Net	Gross	Net
Focus Areas (1)
Greater Olds/Garrington	27	15.6	10	3.4
Lindbergh (2)	26	26.0	6	6.0
Swan Hills	14	6.3	6	3.5
Other Areas (1)	34	17.6	21	4.9
Total wells drilled	101	65.5	43	17.8

(1)	Drilling activity reflects both operated and non-operated properties.

(2)	Wells drilled relate to the delineation wells and core hole assessment programs.

DRILLING AND COMPLETIONS CAPITAL ACTIVITIES

Pengrowth’s capital spending breakdown by area is as follows:

	Three months ended
($ millions)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Focus Areas (1)
Greater Olds/Garrington	56.9	23.5	17.3
Lindbergh (2)	37.8	9.7	19.4
Swan Hills	36.0	22.7	63.2
	130.7	55.9	99.9
Other Areas (1)	13.2	15.1	22.8
Drilling, completions and facilities	143.9	71.0	122.7

(1)	Spending amounts reflect the activity for both operated and non-operated properties.

(2)	2012 capital expenditures include production revenue and costs associated with the Lindbergh pilot project.

Focus Areas

(Pengrowth references average well test results for certain properties. These results are not necessarily representative of long term well performance or ultimate recoveries.)

Greater Olds/Garrington Area

Pengrowth holds a large, contiguous land base in the Greater Olds/Garrington area with over 500 gross sections of Cardium rights, extensive infrastructure and significant operatorship.

Activity in the Greater Olds/Garrington area was substantial in the first quarter, with Pengrowth spending $56.9 million on development drilling and facilities. Pengrowth participated in the drilling of 22 (13.7 net) wells, targeting the Cardium formation. Completion activities were carried out on 13 (7.8 net) wells, with 5 (2.9 net) wells being placed on production during the quarter with combined net production (initial five day average) of approximately 750 boe/d (260 boe/d/net well). The remaining wells are expected to be placed on production in the second quarter of 2013.

In addition, construction began on the expansion of the Lochend battery, in which Pengrowth has a 40 percent working interest and is the operator. Additional compression and oil treating facilities are expected to double production handling capacity to approximately 10,000 boe/d (7,000 bbl/d oil and 18 MMcf/d gas) by the end of April 2013.

Lindbergh

Pengrowth’s 100 percent owned and operated Lindbergh property is located in the Cold Lake area of Alberta and encompasses 42.5 sections of land. The Lindbergh thermal project targets the Lloydminster formation, where the bitumen has excellent flow characteristics and oil quality, which translates into higher netbacks than are typically seen in other thermal projects. Based on positive pilot results during 2012, the 12,500 bbl/d first commercial phase of Lindbergh was sanctioned by Pengrowth’s Board of

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	9

Directors in January 2013 and, subject to Alberta Environment Protection and Enhancement Act (“EPEA”) approval, is expected to be constructed during 2013 and 2014.

Engineering work is ongoing and Pengrowth has undertaken capital investment in critical path and long lead items. Pending regulatory approval, expected in the summer, field construction is slated to kick off in the third quarter, with drilling activities to commence in the fourth quarter of 2013. Lindbergh is expected to provide Pengrowth with the potential to develop production of up to 50,000 bbl/d of bitumen over three phases of development. This is expected to be low cost, low decline, stable production, with a 25 year reserve life.

Approximately $37.8 million was spent at Lindbergh during the quarter, with Pengrowth drilling 26 delineation wells. These wells help confirm the thickness, aerial extent and geological characteristics of the reservoir and were drilled in support of the Environmental Impact Assessment (“EIA”) application currently being compiled for the second phase (17,500 bbl/d) commercial development, which would increase the facility’s capacity to 30,000 bbl/d. Pengrowth expects to submit this application by the end of 2013.

Operations at the pilot project continued to show strong results during the quarter with combined field production from the two well pairs averaging 1,620 bbl/d of bitumen with daily rates reaching 1,750 bbl/d just prior to a planned turnaround. The ISOR of 1.7x was constant through the first quarter, with cumulative production from the two well pairs exceeding 500,000 barrels of bitumen since commencing production in June of 2012. The two week plant turnaround at the pilot site was completed in mid-April, 2013 and production is now fully restored.

Swan Hills Trend

The Swan Hills Trend is a significant conventional oil resource, providing long term, low decline production and cash flow for the Company. The extensive carbonate oil reservoir in this trend provides Pengrowth with opportunities to put its expertise in horizontal drilling and multi-stage acid fracturing of carbonate reservoirs to work on its operated interests in Judy Creek, Carson Creek, Deer Mountain, Virginia Hills and Sawn Lake, where Pengrowth has extensive control of infrastructure.

During the first quarter, Pengrowth spent $36.0 million on development activities, targeting light oil opportunities and drilled a total of 4 operated wells (3.0 net) and 8 partner-operated oil wells (1.6 net). There were 3 (2.5 net) operated oil wells completed in the quarter with a combined net production test (initial five day average) of approximately 550 boe/d (220 boe/d/net well).

Other

In the Jenner area a 6 (5.6 net) well program was completed, and placed on production in the first quarter. The combined five day average unrestricted test rate from the 6 wells totaled 380 boe/d (320 boe/d net).

Pengrowth also drilled 5 gross and net wells at Willmar Saskatchewan. All wells were completed and placed on production with a combined rate of 500 boe/d at the end of the first quarter.

PRODUCTION

	Three months ended
Daily production	Mar 31, 2013	% of total	Dec 31, 2012	% of total	Mar 31, 2012	% of total
Light oil (bbls)	30,438	34	31,898	34	22,431	30
Heavy oil (bbls)	7,706	9	6,532	7	6,576	9
Natural gas liquids (bbls)	10,722	12	11,611	12	11,004	14
Natural gas (Mcf)	245,019	45	263,983	47	213,639	47
Total boe per day	89,702		94,039		75,618

First quarter 2013 average daily production decreased 5 percent (4,300 boe/d) compared to the fourth quarter of 2012. The majority of this decline was expected and comprised 2,000 boe/d due to natural declines in natural gas volumes, a further 1,000 boe/d due to property dispositions and 1,300 boe/d due to one-off operational restrictions, coupled with increased gas required at the Judy Creek miscible flood and the timing of condensate shipments from the Sable Offshore Energy Project (“SOEP”), partially offset by the inclusion of Lindbergh production. The decline in natural gas production is a result of Pengrowth continuing to allocate capital away from conventional gas assets towards light oil and thermal projects.

10	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

Average daily production increased 19 percent compared to the same period last year, primarily due to additional volumes from the NAL acquisition, new production from the drilling program at Greater Olds/Garrington, as well as the inclusion of production from the Lindbergh thermal pilot. These positive additions were partly offset by a continued outage at the Venture platforms at SOEP where approximately 1,400 boe/d remained shut-in for the entire first quarter of 2013 with repairs ongoing and expected to be completed in the fourth quarter of 2013.

Light Oil

First quarter light oil average daily production decreased 5 percent compared to the prior quarter mainly due to the disposition of the Weyburn property and temporary facility restrictions at Swan Hills. The 36 percent increase in light oil production compared to the prior year first quarter was due to the added NAL production and production from the development programs.

Heavy Oil

Heavy oil production increased 18 and 17 percent comparing the current quarter to the fourth and the first quarters of 2012, respectively. This was primarily due to the inclusion of the Lindbergh thermal pilot project production in the 2013 operating results.

NGLs

NGL production decreased 8 percent in the first quarter of 2013 compared to the prior quarter due to the absence of a condensate shipment at the SOEP in the current period and natural declines at Carson Creek. The 3 percent decline in the NGL production in the current quarter compared to the same period last year was also due to the absence of a SOEP condensate shipment in the current quarter partly offset by the added production from the NAL acquisition and production from the development program at Harmattan East.

Natural Gas

Natural gas production for the first quarter decreased 7 percent compared to the prior quarter primarily due to natural declines due to capital reinvestment being limited to wet gas only as well as third party processing restrictions at Pine Creek, several small divestitures in the Kakwa and Berry areas, and increased miscible flood injection at Judy Creek. Natural gas production increased 15 percent comparing the current quarter to the same period last year primarily due to the added volumes from the NAL acquisition.

Approximately 1,400 boe/d of production was shut-in at SOEP during the first quarter due to the continued outage at the Venture platforms.

COMMODITY PRICES

Oil and Liquids Prices

	Three months ended
(Cdn$/bbl)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Average Benchmark Prices
WTI oil	95.30	87.36	103.03
Edmonton differential	(6.56)	(2.77)	(9.79)
Edmonton par light oil	88.74	84.59	93.24
Average Realized Prices
Light oil	84.06	80.44	90.24
after realized commodity risk management	82.31	85.82	82.79
Heavy oil	50.15	63.74	71.37
Natural gas liquids	56.67	56.64	67.31

West Texas Intermediate (“WTI”) benchmark average oil prices increased 9 percent to an average of Cdn$95.30/bbl in the first quarter from an average of Cdn$87.36/bbl in the fourth quarter of 2012. Compared to the same period of 2012, prices decreased 8 percent from an average of Cdn$103.03/bbl in the first quarter of 2012. Canadian benchmark Edmonton par average light oil prices increased 5 percent to an average of Cdn$88.74/bbl compared to an average price of Cdn$84.59/bbl in the fourth quarter of 2012 and declined 5 percent from an average price of Cdn$93.24/bbl during the same period of 2012.

Although the price differential between Canadian light oil and WTI widened during the first quarter of 2013 compared to the fourth quarter of 2012, trading at an average discount of Cdn$6.56/bbl, the discount was considerably lower compared to the Cdn$9.79/bbl discount experienced during the first quarter of 2012. Pipeline constraints into the major U.S. refining hubs, limited access to other

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	11

export markets and increased light oil production in the U.S. continue to be the primary drivers behind the discount. We expect the differentials for Canadian crude oil to remain volatile in the near term.

Pengrowth’s average realized price for light oil, after risk management activities, was Cdn$82.31/bbl in the first quarter of 2013, a 4 percent decline compared to the fourth quarter 2012 average realized price of Cdn$85.82/bbl. Although benchmark prices for light oil increased during the quarter, realized losses from commodity risk management activities offset the increases in the underlying benchmark prices and resulted in a lower realized price for Pengrowth. Realized prices were essentially unchanged from the first quarter of 2012 average realized price of Cdn$82.79/bbl. Although realized prices for Canadian light oil actually dropped comparing the first quarter to the same period last year, Pengrowth’s average realized price, after risk management activities, remained unchanged due to lower realized losses from the commodity risk management activities in the current quarter.

Pengrowth’s average realized price for heavy oil declined by 21 percent to Cdn$50.15/bbl in the first quarter of 2013 compared to an average price of Cdn$63.74/bbl in the fourth quarter of 2012 and 30 percent compared to an average realized price of Cdn$71.37/bbl experienced in the first quarter of 2012. A wider than normal discount for heavy oil was the primary reason for the lower realized prices during the first quarter of 2013.

Pengrowth’s average realized price for natural gas liquids (“NGLs”) was Cdn$56.67/bbl in the first quarter of 2013, essentially unchanged from an average price of Cdn$56.64/bbl in the fourth quarter of 2012. However, realized prices were down 16 percent compared to an average realized price of Cdn$67.31/bbl experienced in the first quarter of 2012. Lower benchmark oil prices and an increase in the discount for NGLs were the primary reasons for the decline in prices year over year.

Natural Gas Prices

	Three months ended
(Cdn$)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Average Benchmark Prices
NYMEX gas (per MMBtu)	3.52	3.50	2.50
AECO differential	(0.33)	(0.31)	(0.38)
AECO spot gas (per MMBtu)	3.19	3.19	2.12
Average Realized Prices
Natural gas (per Mcf)	3.14	3.07	2.20
after realized commodity risk management	3.24	3.14	2.33

Benchmark NYMEX natural gas prices were essentially unchanged in the first quarter of 2013, averaging Cdn$3.52/MMBtu compared to an average price of Cdn$3.50/MMBtu in the fourth quarter of 2012. Compared to the same period in 2012, NYMEX gas prices increased by 41 percent from an average price of Cdn$2.50/MMBtu in the first quarter of 2012. Cold weather across much of North America coupled with reduced natural gas drilling activity resulted in a drawdown of natural gas inventories and strengthened natural gas prices.

Similar to the NYMEX benchmark, AECO spot gas prices were essentially unchanged from the fourth quarter of 2012, with prices averaging Cdn$3.19/MMBtu in both quarters. Compared to the first quarter of 2012, AECO spot prices increased by 50 percent from an average price of Cdn$2.12/MMBtu. However, AECO spot gas prices continued to trade at a discount to the NYMEX gas benchmark with the differential averaging Cdn$0.33/MMBtu during the first quarter of 2013, compared to a differential of Cdn$0.38/MMBtu during the first quarter of 2012. Higher domestic U.S. natural gas production continues to reduce the demand for Canadian natural gas.

Pengrowth’s average realized natural gas price, after risk management activities, was Cdn$3.24/Mcf during the first quarter of 2013, representing a 3 percent and a 39 percent increase from the fourth quarter and first quarter 2012 average realized prices of Cdn$3.14/Mcf and Cdn$2.33/Mcf, respectively. The higher realized prices in the first quarter of 2013 compared to the fourth quarter of 2012 were primarily due to increased realized gains from commodity risk management activities and a higher value for Pengrowth’s natural gas compared to the benchmark prices. The increase in natural gas prices from the first quarter of 2012 was attributable to a higher benchmark price for natural gas offset by a lower contribution from realized natural gas commodity risk management activities.

12	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

Total Average Realized Prices

	Three months ended
($/boe)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Average realized price	48.17	47.33	48.99
after realized commodity risk management	47.85	49.36	47.14
Other production income	0.56	0.52	0.59
Total oil and gas sales	48.41	49.88	47.73

Pengrowth’s total average realized price, after risk management activities, during the first quarter of 2013 was Cdn$47.85/boe, a 3 percent decline compared to an average realized price of Cdn$49.36/boe in the fourth quarter of 2012. Higher realized losses on light oil risk management activities in the quarter were the primary reason for the price decline. Compared to the first quarter of 2012, realized prices were 2 percent higher in the first quarter of 2013. The increase in realized prices in the first quarter is primarily a result of higher Canadian benchmark prices for natural gas, a lower discount for Canadian light oil offset by lower realized prices for oil and liquids.

Commodity Risk Management Gains (Losses)

	Three months ended
	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Realized
Light oil ($ millions)	(4.8)	15.8	(15.2)
Light oil ($/bbl)	(1.75)	5.38	(7.45)
Natural gas ($ millions)	2.2	1.8	2.5
Natural gas ($/Mcf)	0.10	0.07	0.13
Combined ($ millions)	(2.6)	17.6	(12.7)
Combined ($/boe)	(0.32)	2.03	(1.85)
Unrealized
Total unrealized risk management assets (liabilities) at period end ($ millions)	(54.8)	7.0	(56.1)
Less: Unrealized risk management assets (liabilities) at beginning of period ($ millions)	7.0	7.5	(42.0)
Total unrealized loss on risk management contracts ($ millions)	(61.8)	(0.5)	(14.1)

Pengrowth has an active risk management program which primarily uses forward price swaps to manage the exposure to commodity price fluctuations and provide a measure of stability to cash flow.

Light Oil

Pengrowth recorded a $4.8 million realized loss on oil risk management in the first quarter of 2013, compared to a $15.8 million realized gain in the prior quarter as the benchmark prices increased during the first quarter relative to Pengrowth’s average fixed risk management contracted price. The realized loss on oil risk management decreased $10.4 million when comparing the current quarter to a realized loss of $15.2 million in the same period last year.

Natural Gas

Realized gains from natural gas commodity risk management activities increased slightly in the first quarter of 2013 to $2.2 million compared to $1.8 million the prior quarter. This was due to increased natural gas volumes under risk management partly offset by higher benchmark prices relative to the risk management contracted prices in the current quarter compared to the prior quarter. In comparison to the first quarter of 2012, realized risk management gains decreased slightly. The decrease was due to a narrower gap between average risk management contracted prices and the benchmarks partly offset by higher natural gas volumes under risk management in the current quarter.

Unrealized Gain (Loss) on Risk Management

The change in fair value of the forward contracts between periods affects net income (loss) through the unrealized amounts recorded during the period. The fair value of forward contracts is determined by comparing the risk management contracted fixed

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	13

price to the forward price curve at each period end. The value of the options in place is confirmed with external agencies at period end. Pengrowth recognized a $61.8 million unrealized loss in the first quarter of 2013 compared to a $0.5 million unrealized loss in the fourth quarter of 2012. The primary reason for the unrealized loss in the current quarter is an increase in the WTI forward curve at period end and additional volumes under the risk management contracts. The $47.7 million increase in unrealized loss on risk management contracts when comparing the first quarter of 2013 to the same period last year was due to an increase in the forward price curve relative to Pengrowth’s risk management contracted fixed price in the current quarter and additional volumes under the risk management contracts. Unrealized gains (losses) vary period to period, and are a function of the volumes under risk management contracts, the fixed prices of those risk management contracts and the forward curve pricing for the commodities under risk management contracts. Unrealized losses result when the forward price curve moves higher than the fixed price, with the magnitude of the loss being proportional to the movement in the forward price curve.

Forward Contracts

The following table provides a summary of the minimum prices of our commodity risk management contracts in place at March 31, 2013 (see Note 12 to the unaudited Financial Statements for more information on Pengrowth’s commodity risk management contracts):

Crude Oil (1)
Reference point	Volume (bbl/d)	Remaining term	% of 2013 total oil production Guidance (2)	Price/bbl ($Cdn)
WTI	23,500	Apr 1, 2013 - Dec 31, 2013	65%	93.84
WTI	23,000	Jan 1, 2014 - Dec 31, 2014	64%	94.51
WTI	5,000	Jan 1, 2015 - Dec 31, 2015	14%	92.33

Natural Gas (1)
Reference point	Volume (MMBtu/d)	Remaining term	% of 2013 total natural gas production Guidance	Price/MMBtu ($Cdn)
AECO & NGI Chicago Index	147,150	Apr 1, 2013 - Dec 31, 2013	61%	3.32
AECO & NGI Chicago Index	80,825	Jan 1, 2014 - Dec 31, 2014	33%	3.79
AECO & NGI Chicago Index	14,348	Jan 1, 2015 - Dec 31, 2015	6%	4.06

Power
Reference point	Volume (MW)	Remaining term	% of 2013 total power consumption	Price/MWh ($)
AESO	20	Apr 1, 2013 - Dec 31, 2013	20%	61.44
AESO	5	Jan 1, 2014 - Dec 31, 2014	5%	46.85

(1)	U.S. denominated contracts have been converted to Canadian dollars at the March 31, 2013 closing exchange rate.

(2)	Includes light and heavy crude oil.

At March 31, 2013, each Cdn$1/bbl change in future WTI oil prices results in approximately $15.4 million pre-tax change in the value of the crude risk management contracts, while each Cdn$0.25/MMBtu change in future natural gas prices results in approximately $18.5 million pre-tax change in the value of the natural gas risk management contracts. The changes in the fair value of the forward risk management contracts directly affect reported net income (loss) through the unrealized amounts recorded in the Statements of Income (Loss) during the period. The effect on cash flow will be recognized separately only upon settlement of the risk management contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled.

If each commodity risk management contract were to have settled at March 31, 2013, revenue and cash flow would have been $54.8 million lower than if the risk management contracts were not in place based on the estimated fair value of the risk management contracts at period end. The $54.8 million is composed of net liabilities of $53.0 million relating to risk management contracts expiring within one year and net liabilities of $1.8 million relating to risk management contracts expiring beyond one year.

Each Cdn$1/MWh change in future power prices would result in approximately $0.2 million pre-tax change in the fair value of the risk management contracts.

14	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

Pengrowth has not designated any outstanding commodity risk management contracts as hedges for accounting purposes and therefore records these risk management contracts on the Balance Sheets at their fair value and recognizes changes in fair value on the Statements of Income (Loss) as unrealized commodity risk management gains (losses). The volatility in net income (loss) will continue to the extent that the fair value of the commodity risk management contracts fluctuates. However, these non-cash amounts do not affect Pengrowth’s operating cash flow until realized.

Realized commodity risk management gains (losses) are recorded in oil and gas sales on the Statements of Income (Loss) and impact cash flow at that time.

In accordance with policies approved by its Board of Directors, Pengrowth may sell forward its production and purchase risk management contracts by product volume or power consumption as follows:

Percent of Monthly Company Interest Production or Estimated Power Consumption	Forward Period
Up to 65%	1 - 24 Months
Up to 30%	25 - 36 Months
Up to 25%	37 - 60 Months

OIL AND GAS SALES

Contribution Analysis

The following table shows the contribution of each product category to the overall sales inclusive of realized commodity risk management activities:

Oil and Gas Sales	Three months ended
($ millions except percentages)	Mar 31, 2013	% of total	Dec 31, 2012	% of total	Mar 31, 2012	% of total
Light oil	225.5	58	251.8	58	169.0	51
Heavy oil	34.8	9	38.3	9	42.7	13
Natural gas liquids	54.7	14	60.5	14	67.4	21
Natural gas	71.4	18	76.4	18	45.3	14
Other income including sulphur	4.5	1	4.5	1	4.1	1
Total oil and gas sales	390.9		431.5		328.5

Price and Volume Analysis

Quarter ended March 31, 2013 versus Quarter ended December 31, 2012

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activities, for the first quarter of 2013 compared to the prior quarter:

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended December 31, 2012	251.8	76.4	60.5	38.3	4.5	431.5
Effect of change in product prices and differentials	9.9	1.4	–	(9.4)	–	1.9
Effect of change in realized commodity risk management activities	(20.6)	0.4	–	–	–	(20.2)
Effect of change in sales volumes	(15.7)	(6.9)	(5.8)	5.9	–	(22.5)
Other	0.1	0.1	–	–	–	0.2
Quarter ended March 31, 2013	225.5	71.4	54.7	34.8	4.5	390.9

(1)	Primarily sulphur sales.

Light oil sales decreased 10 percent in the first quarter compared to the prior quarter, primarily due to realized losses on oil risk management activities in the current quarter compared to gains from the fourth quarter and decreased production, following the Weyburn disposition and third party facility restrictions. Natural gas sales decreased 7 percent due to production declines, while natural gas liquids sales were 10 percent lower primarily due to the absence of the SOEP condensate shipment recorded in the prior quarter. Heavy oil sales decreased 9 percent as the unfavourable impact of wide differentials in the first quarter of 2013 was partly muted by added heavy oil production from the Lindbergh thermal pilot project.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	15

Wider discounts of the Canadian light oil versus WTI benchmark during the first quarter had an unfavourable financial impact on oil sales of approximately $10 million compared to the prior quarter.

Quarter ended March 31, 2013 versus Quarter ended March 31, 2012

The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales including the impact of realized commodity risk management activity, for the first quarter of 2013 compared to the same period last year:

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other (1)	Total
Quarter ended March 31, 2012	169.0	45.3	67.4	42.7	4.1	328.5
Effect of change in product prices and differentials	(16.9)	20.7	(10.3)	(14.7)	–	(21.2)
Effect of change in realized commodity risk management activities	10.4	(0.3)	–	–	–	10.1
Effect of change in sales volumes	63.0	5.7	(2.5)	6.8	–	73.0
Other	–	–	0.1	–	0.4	0.5
Quarter ended March 31, 2013	225.5	71.4	54.7	34.8	4.5	390.9

(1)	Primarily sulphur sales.

Light oil sales increased 33 percent in the first quarter of 2013 compared to the same period in 2012, primarily due to a 36 percent increase in light oil production as a result of the NAL acquisition, partly offset by a 7 percent decline in the realized price before risk management. Natural gas sales increased 58 percent, primarily due to a 43 percent increase in the realized price before risk management and a 15 percent increase in production. Natural gas liquids sales were 19 percent lower due to lower prices and the absence of the SOEP condensate shipment recorded in the first quarter of 2012. Heavy oil sales were also 19 percent lower in the current quarter primarily due to lower heavy oil realized prices partly offset by the addition of the Lindbergh thermal pilot project production volumes.

Comparing the current quarter to the same period last year, lower discounts of the Canadian light oil versus WTI benchmark reduced the impact of lower Canadian prices on oil sales by approximately $9 million compared to the same period last year.

ROYALTY EXPENSE

	Three months ended
($ millions except per boe amounts and percentages)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Royalty expense	67.0	69.5	77.9
$/boe	8.30	8.03	11.32
Royalties as a percent of sales (%)	17.1	16.1	23.7
Royalties as a percent of sales excluding realized risk management contracts (%)	17.0	16.8	22.8

Royalties include Crown, freehold, overriding royalties and mineral taxes. Royalty payments are based on sales before commodity risk management activities; however gains or losses from realized commodity risk management activities are reported as part of sales and therefore affect royalty rates as a percentage of sales.

Royalty rates, as a percentage of sales excluding realized risk management activities, increased from 16.8 percent in the fourth quarter of 2012 to 17.0 percent in the current quarter.

Royalty rates, as a percentage of sales excluding risk management, decreased from 22.8 percent in the first quarter of 2012 to 17.0 percent in the current quarter. The primary reasons for the decrease are the impact of the lower royalty rates on the NAL acquired properties and increased Gas Cost Allowance (“GCA”) claims in the current quarter compared to the first quarter of 2012.

First quarter royalty rates, as a percentage of sales, were essentially on target with 2013 Guidance of 17 percent.

16	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

OPERATING EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Operating expenses (1)	117.9	114.4	90.1
$/boe	14.60	13.22	13.10

(1)	Prior periods restated to conform to presentation in the current period.

First quarter operating expenses increased $3.5 million compared to the prior quarter mainly due to the inclusion of Lindbergh pilot operating expenses in the 2013 results and higher spending on non-operated properties in the quarter. On a per boe basis, operating expenses increased $1.38/boe as a result of the 5 percent decrease in production volumes.

First quarter operating expenses increased $27.8 million or 31 percent compared to the same period last year primarily due to the additional NAL operating costs associated with a 19 percent production increase as well as the inclusion of Lindbergh pilot operating expenses and higher power costs. On a per boe basis operating expenses increased $1.50/boe to $14.60/boe due to the inclusion of Lindbergh pilot operating expenses and higher power costs.

First quarter operating expenses were higher than the 2013 Guidance of $14.00 to 14.50 per boe, mainly due to higher costs on non-operated properties and higher power costs in the current quarter.

TRANSPORTATION COSTS

	Three months ended
($ millions except per boe amounts)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Transportation costs	5.9	6.5	5.8
$/boe	0.74	0.75	0.84

Transportation costs decreased 9 percent in the first quarter compared to the prior quarter primarily due to lower volumes with the cost per boe being essentially unchanged at $0.74/boe. In comparison to the same period last year, first quarter transportation costs remained essentially unchanged, however, on a per boe basis transportation costs decreased 12 percent comparing the first quarter to the same period last year due to an increase in production with minimal incremental trucking costs.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	17

OPERATING NETBACKS

Pengrowth’s operating netbacks have been calculated by taking balances directly from the Statements of Income (Loss) and dividing by production. Certain assumptions have been made in allocating operating expenses, other income and royalty injection credits between light oil, heavy oil, natural gas and NGL production. Operating netbacks as presented below may not be comparable to similar measures presented by other companies, as there are no standardized measures. The sales price used in the calculation of operating netbacks is after realized commodity risk management gains (losses).

	Three months ended
Combined Netbacks ($/boe)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Oil & gas sales	48.41	49.88	47.73
Royalties	(8.30)	(8.03)	(11.32)
Operating expenses (1)	(14.60)	(13.22)	(13.10)
Transportation costs	(0.74)	(0.75)	(0.84)
Operating netback (1)	24.77	27.88	22.47

	Three months ended
Light Oil Netbacks ($/bbl)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Sales	82.62	86.17	83.42
Royalties	(16.10)	(16.24)	(20.70)
Operating expenses (1)	(17.92)	(15.03)	(15.40)
Transportation costs	(1.18)	(1.24)	(1.59)
Operating netback (1)	47.42	53.66	45.73

	Three months ended
Heavy Oil Netbacks ($/bbl)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Sales	50.15	63.74	71.37
Royalties	(6.80)	(9.19)	(14.82)
Operating expenses (1)	(19.17)	(15.07)	(14.35)
Transportation costs	(1.02)	(0.91)	(1.17)
Operating netback (1)	23.16	38.57	41.03

	Three months ended
NGLs Netbacks ($/bbl)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Sales	56.67	56.64	67.31
Royalties	(15.99)	(14.63)	(22.10)
Operating expenses (1)	(14.76)	(12.68)	(11.79)
Transportation costs	(0.08)	(0.22)	(0.13)
Operating netback (1)	25.84	29.11	33.29

	Three months ended
Natural Gas Netbacks ($/Mcf)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Sales	3.40	3.29	2.47
Royalties (2)	(0.12)	(0.03)	(0.24)
Operating expenses (1)	(1.87)	(1.96)	(1.97)
Transportation costs	(0.09)	(0.09)	(0.09)
Operating netback ($/Mcf) (1)	1.32	1.21	0.17
Operating netback ($/boe) (1)	7.92	7.26	1.02

(1)	Prior periods restated to conform to presentation in the current period.

(2)	First quarter of 2012 includes one-time unfavourable prior period royalty adjustments.

Pengrowth realized an average operating netback of $24.77/boe in the first quarter of 2013, an 11 percent decrease compared to the fourth quarter of 2012, primarily due to lower oil realized prices and higher oil operating expenses. In contrast, the operating netback increased 10 percent when comparing the current quarter to the same period last year primarily due to lower royalty expenses.

The natural gas netback for the first quarter of 2013 was $1.32/Mcf compared to $1.21/Mcf in the prior quarter driven by an increase in the realized natural gas price, including risk management and other income, in the first quarter. The natural gas

18	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

netback also improved significantly when comparing the current quarter to the same period last year, due to a 38 percent improvement in the average realized natural gas price, including risk management and other income.

Pengrowth’s natural gas netbacks should be viewed in conjunction with the NGLs netbacks, which were $25.84/bbl in the first quarter of 2013 and $33.29/bbl in the first quarter of 2012, since virtually all of our active natural gas production yields NGLs.

GENERAL AND ADMINISTRATIVE EXPENSES

	Three months ended
($ millions except per boe amounts)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Cash G&A expense (1)	23.9	25.0	21.8
$/boe	2.96	2.89	3.16
Non-cash G&A expense	3.6	1.4	3.4
$/boe	0.44	0.16	0.49
Total G&A (1)	27.5	26.4	25.2
$/boe	3.40	3.05	3.66

(1)	Prior periods restated to conform to presentation in the current period.

First quarter cash G&A expenses were $1.1 million lower compared to the prior quarter primarily due to lower personnel costs, although they increased $0.07/boe to $2.96/boe in the first quarter affected by the current quarter production decline. Comparing the current quarter to the same period last year cash G&A expenses increased $2.1 million primarily due to added personnel costs from the NAL acquisition. On a per boe basis however the first quarter cash G&A costs have decreased from $3.16/boe in the prior year to $2.96/boe due to the benefit of the increased production from the NAL acquisition.

The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Plans (“LTIP”). See Note 9 to the unaudited Financial Statements for additional information. The compensation costs associated with these plans are expensed over the applicable vesting period. Non-cash G&A expense increased $2.2 million in the first quarter compared to the prior quarter primarily due to the one-time performance multiplier reduction made in the final quarter of 2012.

DEPLETION, DEPRECIATION, AMORTIZATION AND ACCRETION

	Three months ended
($ millions except per boe amounts)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Depletion, depreciation and amortization	154.4	165.1	113.2
$/boe	19.13	19.08	16.45
Accretion	5.4	5.7	4.2
$/boe	0.66	0.66	0.61

The 6 percent decrease in depletion expense in the first quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a 5 percent decrease in production volumes since the depletion rate was virtually unchanged. Comparing the current quarter to the same period last year, depletion increased 36 percent, primarily due to a 19 percent increase in production volumes and a 16 percent increase in the depletion rate. The higher production and depletion rate can be attributed to the NAL acquisition in the second quarter of 2012.

Accretion expense was essentially unchanged in the first quarter of 2013 compared to the prior quarter. Comparing the current quarter to the same period last year accretion expense increased 29 percent due to the Asset Retirement Obligation (“ARO”) increase from the NAL acquisition.

INTEREST AND FINANCING CHARGES

	Three months ended
($ millions)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Interest and financing charges	25.4	25.7	17.1

At March 31, 2013, Pengrowth had approximately $1.6 billion in total debt composed of $1.4 billion of fixed rate debt and $0.2 billion in convertible debentures. Total debt consists primarily of U.S. dollar denominated fixed rate notes at a weighted average interest

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	19

rate of 5.7 percent and convertible debentures with a 6.25 percent coupon. At March 31, 2013 Pengrowth had nothing drawn on the syndicated bank facility as proceeds from the Weyburn disposition were used to repay the outstanding balance.

Interest and financing charges were $0.3 million or 1 percent lower in the first quarter compared to the prior quarter primarily due to capitalized interest of $0.2 million and lower interest and stamping fees as a result of repayment of the syndicated bank borrowing. These interest savings, however, were partly offset by higher Canadian dollar interest expense on the U.S. dollar denominated term debt as the Canadian dollar weakened in the current quarter.

Comparing the first quarter to the same period last year, interest and financing charges increased $8.3 million or 49 percent. The majority of this increase was caused by the inclusion of debt from the NAL acquisition with $3.4 million specifically a result of the debentures assumed.

Pengrowth has various floating to fixed interest rate swap contracts which were acquired with NAL in 2012. Under these contracts, Pengrowth pays a fixed rate and receives a floating rate, the Canadian three months Bankers Acceptance CDOR (“Canadian Depository Offered Rate”), on the notional amounts. The fair value of the interest rate derivative contracts has been included on the Balance Sheets with changes in the fair value reported separately on the Statements of Income (Loss) as part of interest and financing charges. See Note 12 to the unaudited Financial Statements for additional information.

Pengrowth capitalizes interest for qualifying assets in the construction phase based on costs incurred on the project and the average cost of borrowing. Interest capitalization to a qualifying asset ceases once construction is substantially complete. During the three months ended March, 31, 2013, $0.2 million (March 31, 2012 – $nil) of interest was capitalized on the Lindbergh project to property, plant and equipment using a capitalization rate of 5.6 percent (March 31, 2012 – nil).

TAXES

Deferred income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the period ended March 31, 2013, Pengrowth recorded a deferred tax reduction of $16.9 million (March 31, 2012 – $2.6 million reduction).

No current income taxes were paid by Pengrowth in the first quarter of 2013. See Note 7 to the unaudited Financial Statements for additional information.

FOREIGN CURRENCY GAINS (LOSSES)

	Three months ended
($ millions)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Currency exchange rate ($1Cdn = $U.S.) at period end	0.98	1.01	1.00
Unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	(26.1)	(14.2)	17.6
Unrealized foreign exchange gain (loss) on U.K. pound sterling denominated debt	4.8	(2.0)	(0.8)
	(21.3)	(16.2)	16.8
Unrealized gain on U.S. foreign exchange risk management contracts	6.3	1.1	–
Unrealized gain (loss) on U.K. foreign exchange risk management contracts	(5.4)	1.8	2.2
	0.9	2.9	2.2
Total unrealized foreign exchange gain (loss)	(20.4)	(13.3)	19.0
Total realized foreign exchange gain (loss)	0.1	(0.6)	(0.1)

Pengrowth’s unrealized foreign exchange gains and losses are primarily attributable to the translation of the foreign denominated long term debt. The gains or losses are calculated by comparing the translated Canadian dollar balance of foreign denominated long term debt from one period to another. The magnitude of the gains and losses is proportionate to the magnitude of the exchange rate fluctuation between the opening and closing rates for the respective periods and any new foreign debt issued.

The first quarter unrealized loss on foreign denominated debt was $21.3 million compared to a loss of $16.2 million in the fourth quarter. This was primarily the result of a weaker Canadian dollar relative to the U.S. dollar at March 31, 2013 compared to December 31, 2012. In contrast, the Canadian dollar strengthened against the U.K. pound sterling during the first quarter resulting in an unrealized foreign exchange gain of $4.8 million compared to an unrealized loss of $2.0 million in the fourth quarter.

20	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

The unrealized loss on foreign denominated debt of $21.3 million in the current quarter compares to an unrealized gain of $16.8 million recorded in the same period last year. This $38.1 million change was due to the weakening of the Canadian dollar relative to the U.S. dollar at March 31, 2013 compared to December 31, 2012, and its strengthening at March 31, 2012 compared to December 31, 2011. The additional U.S. term debt issued in October of 2012 contributed $7.1 million to the unrealized loss on foreign denominated debt in the current quarter.

Pengrowth holds a series of swap contracts which were transacted in order to fix the foreign exchange rate on a portion of Pengrowth’s U.S. dollar denominated term debt. Each swap requires Pengrowth to buy U.S. dollars at a predetermined rate and time, based upon maturity dates of the U.S. dollar term debt. At March 31, 2013 the fair value of these foreign exchange derivative contracts was an asset of $7.8 million included on the Balance Sheets with changes in the fair value reported on the Statements of Income (Loss) as an unrealized foreign exchange (gain) loss.

Contract type	Settlement date	Amount (U.S.$ millions)	% of principal swapped	Fixed rate ($1Cdn = $U.S.)
Swap	April 2013	50	100%	1.01
Swap	May 2015	50	70%	0.98
Swap	July 2017	250	63%	0.97
Swap	August 2018	125	47%	0.96
Swap	October 2019	15	43%	0.94
Swap	May 2020	20	17%	0.95
		510	41%

To mitigate the fluctuations in the U.K. pound sterling denominated long term debt Pengrowth entered into foreign exchange risk management contracts when it issued the U.K. pound sterling term notes. These contracts fix the Canadian dollar to the U.K. pound sterling exchange rate on the interest and principal of the U.K. pound sterling denominated debt as follows:

Amount (U.K. pound sterling millions)	Maturity date	Fixed rate ($1Cdn = U.K. pound sterling)
50	December 2015	0.50
15	October 2019	0.63

ASSET RETIREMENT OBLIGATIONS

For the three months ended March 31, 2013, Pengrowth’s ARO liability decreased by $10.8 million mainly due to dispositions, including the Weyburn disposition, and liabilities settled in the current quarter.

Pengrowth has estimated the net present value of its total ARO to be $858.1 million as at March 31, 2013 (December 31, 2012 – $868.9 million), based on a total escalated future liability of $2.4 billion (December 31, 2012 – $2.4 billion). These costs are expected to be incurred over 65 years with the majority of the costs incurred between 2036 and 2077. A risk free discount rate of 2.5 percent per annum and an inflation rate of 1.5 percent were used to calculate the net present value of the ARO.

ACQUISITIONS AND DISPOSITIONS

In the first quarter of 2013 Pengrowth successfully closed the previously announced disposition of the non-operated Weyburn property and other minor properties for proceeds of $316.2 million.

WORKING CAPITAL

At March 31, 2013, Pengrowth had a working capital deficiency as current liabilities exceeded current assets by $170.2 million. In contrast, on December 31, 2012, Pengrowth had a working capital surplus of $128.8 million which was due to the inclusion of the Weyburn assets, reflected as an asset held for sale at the time, in current assets.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	21

FINANCIAL RESOURCES AND LIQUIDITY

As at:	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
($ millions, except ratios and percentages) Term credit facilities	–	160.0	53.0
Senior unsecured notes	1,341.3	1,320.9	991.0
Long term debt	1,341.3	1,480.9	1,044.0
Convertible debentures	236.8	237.1	–
Total debt excluding working capital	1,578.1	1,718.0	1,044.0
Working capital (surplus) deficiency including current portion of debt	170.2	(128.8)	211.0
Total debt (1)	1,748.3	1,589.2	1,255.0

Twelve months trailing:	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Net income (loss)	(53.1)	12.7	79.8
Add (deduct):
Interest and financing charges	94.7	86.4	76.4
Deferred tax (reduction) expense	(46.2)	(32.0)	30.9
Depletion, depreciation, amortization and accretion	630.0	587.7	462.7
Impairment of assets	78.3	78.3	27.4
Other non-cash income	(36.3)	(107.9)	(12.0)
Adjusted EBITDA	667.4	625.2	665.2
Total debt excluding working capital to adjusted EBITDA	2.4	2.7	1.6
Total debt to adjusted EBITDA (3)	2.6	2.5	1.9
Total capitalization excluding working capital	5,656.6	5,908.3	4,351.1
Total capitalization (2)	5,826.8	5,779.5	4,562.1
Total debt excluding working capital as a percentage of total capitalization (2)	27.1%	29.7%	22.9%
Total debt as a percentage of total capitalization	30.0%	27.5%	27.5%

(1)	Total debt includes working capital (surplus) deficiency and convertible debentures.

(2)	Total capitalization includes total debt plus Shareholders’ Equity.

(3)

December 31, 2012 ratio in the table only includes seven months of Adjusted EBITDA from the NAL acquisition. Including the prior five months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.2x. March 31, 2013 ratio in the table only includes ten months of Adjusted EBITDA from the NAL acquisition. Including the prior two months of NAL Adjusted EBITDA would result in a total debt to Adjusted EBITDA ratio of approximately 2.6x.

At March 31, 2013, total debt increased $159.1 million from December 31, 2012 and $493.3 million from March 31, 2012. The working capital deficiency replaced the surplus at December 31, 2012 due to higher current liabilities, increasing the total debt at March 31, 2013 compared to December 31, 2012.

The increase in total debt at March 31, 2013 compared to March 31, 2012 was due to the addition of convertible debentures and bank debt assumed with the NAL acquisition.

The increase in total debt resulted in a trailing twelve months total debt to Adjusted EBITDA ratio at March 31, 2013 of 2.6x (including ten months of NAL Adjusted EBITDA).

Term Credit Facilities

Pengrowth maintains a $1 billion revolving credit facility which was undrawn and had $20.1 million in outstanding letters of credit at March 31, 2013. The credit facility includes an expansion feature of $250 million providing Pengrowth with up to $1.25 billion of credit capacity from a syndicate of seven Canadian and three foreign banks. The revolving credit facility matures on November 29, 2015 and can be extended at Pengrowth’s discretion any time prior to maturity, subject to syndicate approval.

22	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

Pengrowth also maintains a $50 million demand operating facility with one Canadian bank. At March 31, 2013, this facility was undrawn and had $0.8 million of outstanding letters of credit. When utilized together with any overdraft amounts, this facility appears on the Balance Sheets as a current liability in bank indebtedness.

Together, these two facilities and the cash balance provided Pengrowth with approximately $1.1 billion of available credit capacity at March 31, 2013, with the ability to expand the facilities by an additional $250 million.

Financial Covenants

Pengrowth’s senior unsecured notes and credit facilities are subject to a number of covenants, all of which were met at all times during the preceding twelve months, and at March 31, 2013.

There were no changes to Pengrowth’s covenants in the three months ended March 31, 2013. Details are included in the December 31, 2012 MD&A. All loan agreements can be found on SEDAR (www.sedar.com) filed under “Other” or “Material Document”.

Dividend Reinvestment Plan

Pengrowth’s Dividend Reinvestment Plan (“DRIP”) allows shareholders to reinvest cash dividends in additional shares of the Corporation. Under the DRIP, the shares are issued from treasury at a 5 percent discount to the weighted average closing price of Pengrowth’s common shares as determined by the plan.

During the three months ended March 31, 2013, 2.4 million shares were issued for cash proceeds of $11.0 million under the DRIP program, compared to 2.0 million shares for proceeds of $10.9 million in the fourth quarter of 2012 (4.7 million shares including the now suspended Premium Dividend™ plan for total proceeds of $26.3 million). During the first quarter of 2012, 2.0 million shares were issued under the DRIP program for cash proceeds of $19.5 million (3.3 million shares including the now suspended Premium Dividend™ plan for total proceeds of $31.4 million).

Property Divestments

During the first quarter, Pengrowth completed the divestment of Weyburn and other minor properties for proceeds of $316.2 million.

FINANCIAL INSTRUMENTS

Pengrowth uses financial instruments to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. See Note 2 to the audited Consolidated Financial Statements for a description of the accounting policies for financial instruments and Note 12 to the unaudited Financial Statements for additional information regarding the fair value of Pengrowth’s financial instruments.

FUNDS FLOW FROM OPERATIONS AND DIVIDENDS

The following table provides Funds Flow from Operations, dividends declared, the excess of Funds Flow from Operations over dividends, and Payout Ratio:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Funds flow from operations	147.5	189.7	113.6
Dividends declared	61.7	61.3	76.1
Excess of funds flow from operations less dividends declared	85.8	128.4	37.5
Per share	0.17	0.25	0.10
Payout ratio (1)	42%	32%	67%

(1)	Payout Ratio is calculated as dividends declared divided by Funds Flow from Operations.

Funds Flow from Operations is derived from producing and selling oil, natural gas and related products and is therefore highly dependent on commodity prices. Pengrowth enters into forward commodity risk management contracts to mitigate price volatility and to provide a measure of stability to monthly cash flow. Details of commodity risk management contracts are contained in Note 12 to the unaudited Financial Statements.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	23

The following table provides the Net Payout Ratio when the proceeds of the DRIP are netted against dividends declared to reflect Pengrowth’s net cash outlay:

	Three months ended
($ millions, except per share amounts)	Mar 31, 2013	Dec 31, 2012	Mar 31, 2012
Proceeds from Dividend Reinvestment plan (1)	11.0	26.3	31.7
Per share	0.02	0.05	0.09
Net payout ratio (%) (2)	34%	18%	39%

(1)	Premium DividendTM program was suspended in December of 2012. Comparative figures include the proceeds from the Premium DividendTM program.

(2)	Net Payout Ratio is calculated as dividends declared net of proceeds from the Dividend Reinvestment plan divided by Funds Flow from Operations.

DRIP was approximately 18 percent of the total dividend in the first quarter of 2013.

DIVIDENDS

The Board of Directors and management regularly review the level of dividends. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Although the corporation is committed to maintaining the dividend, there can be no certainty that Pengrowth will be able to maintain current levels of dividends and dividends can and may fluctuate in the future as a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements. Pengrowth has no restrictions on the payment of its dividends other than maintaining its financial covenants in its borrowings and restrictions in the Business Corporations Act (Alberta).

Dividends are generally paid to shareholders on or about the fifteenth day of the month. Pengrowth paid $0.04 per share in each of the three months during the first quarter of 2013 for an aggregate quarterly cash dividend of $0.12 per share. In comparison, Pengrowth paid $0.04 per share in each of the three months during the fourth quarter of 2012 for an aggregate quarterly cash dividend of $0.12 per share, and $0.07 per share per month for an aggregate quarterly cash dividend of $0.21 per share in the first quarter of 2012.

24	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of quarterly information for 2013, 2012 and 2011.

2013	Q1
Oil and gas sales ($ millions)	390.9
Net loss ($ millions)	(65.1)
Net loss per share ($)	(0.13)
Net loss per share - diluted ($)	(0.13)
Adjusted net loss ($ millions)	(1.1)
Funds flow from operations ($ millions)	147.5
Dividends declared ($ millions)	61.7
Dividends declared per share ($)	0.12
Daily production (boe/d)	89,702
Total production (Mboe)	8,073
Average realized price ($/boe)	47.85
Operating netback ($/boe)	24.77

2012	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	328.5	328.4	391.9	431.5
Net income (loss) ($ millions) (1)	0.7	36.8	(23.7)	(1.1)
Net income (loss) per share ($) (1)	–	0.09	(0.05)	–
Net income (loss) per share - diluted ($) (1)	–	0.08	(0.05)	–
Adjusted net income (loss) ($ millions)	(5.4)	(89.6)	(18.7)	24.1
Funds flow from operations ($ millions)	113.6	94.4	141.1	189.7
Dividends declared ($ millions)	76.1	86.3	60.6	61.3
Dividends declared per share ($)	0.21	0.21	0.12	0.12
Daily production (boe/d)	75,618	78,870	94,284	94,039
Total production (Mboe)	6,881	7,177	8,674	8,652
Average realized price ($/boe)	47.14	45.00	44.73	49.36
Operating netback ($/boe) (2)	22.47	21.49	22.23	27.88

2011	Q1	Q2	Q3	Q4
Oil and gas sales ($ millions)	340.9	356.7	366.9	389.2
Net income (loss) ($ millions)	5.4	88.5	(0.5)	(9.0)
Net income (loss) per share ($)	0.02	0.27	–	(0.03)
Net income (loss) per share - diluted ($)	0.02	0.27	–	(0.03)
Adjusted net income ($ millions)	35.9	30.0	22.9	22.3
Funds flow from operations ($ millions)	146.8	151.7	150.4	171.1
Dividends declared ($ millions)	68.6	68.9	69.2	73.5
Dividends declared per share ($)	0.21	0.21	0.21	0.21
Daily production (boe/d)	73,634	70,958	74,568	76,691
Total production (Mboe)	6,627	6,457	6,860	7,056
Average realized price ($/boe)	51.15	54.41	52.68	54.28
Operating netback ($/boe) (2)	28.18	29.49	27.59	30.64

(1)	As required under IFRS, changes in accounting for the NAL Acquisition that arose in the fourth quarter of 2012 were adjusted retrospective to the second quarter of 2012.
(2)	Prior periods restated to conform to presentation in the current period.

PENGROWTH First Quarter 2013 Management’s Discussion & Analysis	25

First quarter of 2013 production was lower than third and fourth quarters of 2012 due to natural gas production declines, property dispositions, third party processing restrictions as well as the absence of the SOEP condensate shipment. Realized prices in both 2013 and 2012 were still significantly lower than the 2011 price levels negatively affecting Funds Flow from Operations.

Production increased in the second, third and fourth quarters of 2012, primarily as a result of the NAL acquisition on May 31, 2012. In addition to natural declines, production changes were also a result of production limitations due to a SOEP Venture platform outage since the third quarter of 2012 through to the current quarter.

Quarterly net income (loss) has also been affected by non-cash charges, in particular depletion, depreciation and amortization, impairment charges, gain on acquisition, unrealized gain (loss) on investments, accretion of ARO, unrealized risk management gains (losses), unrealized foreign exchange gains (losses), and deferred taxes. Funds Flow from Operations was also impacted by changes in royalty expense, operating and general and administrative costs.

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

In the first quarter of 2013, additional contractual commitments relating to the Lindbergh project were entered into resulting in a balance of $25.9 million at March 31, 2013.

BUSINESS RISKS

Pengrowth is exposed to normal market risks inherent in the oil and natural gas business, the details of which are set out in the AIF of the Corporation dated February 28, 2013 available on SEDAR at www.sedar.com.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2013, Pengrowth adopted new standards with respect to IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011), IFRS 13 Fair Value Measurement and IFRS 7 Amendments to Financial Instrument Disclosures. The adoption of these standards had no impact on the amounts recorded in the Financial Statements as at January 1, 2013 but did result in additional disclosures with regards to IFRS 13 and IFRS 7.

During the first quarter of 2013, there were no significant changes to the future accounting policies that were described in the December 31, 2012 audited Consolidated Financial Statements (refer to Note 3 in the audited Consolidated Financial Statements for details).

DISCLOSURE AND INTERNAL CONTROLS

As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109—Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (“SOX”) enacted in the United States.

At the end of the interim period ended March 31, 2013, Pengrowth did not have any material weakness relating to design of its internal control over financial reporting. Pengrowth has not limited the scope of its design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of (i) a proportionately consolidated entity in which Pengrowth has an interest; (ii) a variable interest entity in which Pengrowth has an interest; or (iii) a business that Pengrowth acquired not more than 365 days before March 31, 2013 and summary financial information about these items has been proportionately consolidated or consolidated in Pengrowth’s Financial Statements. During the interim period ended March 31, 2013, no change occurred to Pengrowth’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, Pengrowth’s internal control over financial reporting.

It should be noted that while Pengrowth’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) believe that Pengrowth’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Pengrowth’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

26	PENGROWTH First Quarter 2013 Management’s Discussion & Analysis